UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41484

TRIPLE FLAG PRECIOUS METALS CORP.

(Translation of the registrant’s name into English)

TD Canada Trust Tower, 161 Bay Street, Suite 4535, Toronto, Ontario, Canada M5J 2S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐           Form 40-F  ☒

Exhibits 99.1 of this Form 6-K are incorporated by reference into Triple Flag Precious Metals Corp.’s registration statements on Form F-10 (File No. 333-279789) and Form S-8 (File No. 333-267209).

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.1	News release dated November 13, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIPLE FLAG PRECIOUS METALS CORP.

Date: November 13, 2024	By:	/s/ C. Warren Beil
		Name:	C. Warren Beil
		Title:	General Counsel